Exhibit 99.6

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Selected as a “Best-in-Class” Vendor in Three Categories in
Analyst Firm’s 2012 Enterprise Fraud Management Report

CEB TowerGroup Named NICE Actimize a “Best-in-Class” Vendor for Fraud Detection,
Workflow Management and Business Process Improvement

New York – January 23, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced that its Actimize Integrated Fraud Management Suite was selected a “Best-in-Class” vendor across three categories in the CEB TowerGroup “2012 Enterprise Fraud Management Technology Analysis” research report. NICE Actimize received its rankings based on the five-point rating system for each of the 22 fraud-related attributes identified in the report’s proprietary Enterprise Fraud Systems anatomy.

“Leading banks are transforming fraud management into an area of competitive advantage,” said CEB TowerGroup research director Jason Malo. “With the efficiency gains made through a deeper analytic focus, coupled with service improvements to streamline team efforts and communication, financial institutions of all sizes will have the ability to improve their fraud management.”

The three categories in which NICE Actimize received a “Best in Class” designation were: fraud detection, workflow management and business process improvement. In the fraud detection category, NICE Actimize was cited due to its strengths in behavioral analysis, cross-channel support, business rules, external data integration and risk scoring. In the workflow management category, alerts and case management, user interface, routing and prioritization, and permissions and security attributes were cited as key strengths. Last, in the business process improvement category, false positive mitigation, business intelligence, customer profiling and pattern recognition features were cited as strengths.

In its vendor summary of NICE Actimize, the CEB TowerGroup report stated, “NICE Actimize is a clear leader in the enterprise fraud management space, receiving a best-in-class in three out of four categories of our assessment. The Actimize solution garnered high marks for both usability and flexibility. From a single sign-on screen, fraud managers can view account activity and risk across the enterprise. They can craft and deploy strategies with a user-friendly rules editor and model-building wizard. Beyond the current technology attributes reviewed for this report, Actimize was the vendor who articulated one of the strongest visions for the future of fraud technology, and was able to clearly detail the resources that will be needed to support this roadmap. Nowhere was Actimize’s dedication to this vision more evident than in the significant investments which the company made recently to update the Integrated Fraud Management Suite’s core data and analytics systems. This undertaking to revamp a mature and central facet of their service demonstrates the company’s commitment to data-driven enterprise fraud management.”

“We are proud that CEB TowerGroup’s research team has positioned NICE Actimize as a “best-in-class” vendor,” said Amir Orad, president and chief executive officer of NICE Actimize. “We see this as testimony that our innovative approach to enterprise fraud, along with our breadth and depth of functionality and vision for the future, effectively assists our clients in addressing evolving challenges in fraud detection, workflow management and operational efficiency.”

The Actimize Integrated Fraud Management suite enables institutions to protect customers from fraud across multiple payment channels including credit and debit card, online banking and malware attacks, electronic payments such as wires and ACH, check fraud, and mobile banking. Institutions can realize cross-channel, real-time fraud detection and prevention capability to reduce fraud losses, improve efficiency, and provide exceptional customer service.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated "best in class." CEB TowerGroup research publications consist of the opinions of CEB TowerGroup's analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.